Exhibit 1.1

Telesp Celular Participacoes Proposed Voluntary Tender Offer for TCO PN Shares 25 August 2004

Disclaimer This document does not constitute an offer to purchase or a solicitation of an offer to sell securities of Tele Centro Oeste Celular Participacoes S.A. ("TCO"). At the time the tender offer is commenced by Telesp Celular Participacoes S.A. ("TCP"), TCP will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission ("SEC") with respect to its offer to purchase preferred shares of TCO and will file translations of this document with the Brazilian Comissao de Valores Mobiliarios ("CVM"). Shareholders of TCO are strongly advised to read the Brazilian Edital and other relevant documents published by TCP or filed with the CVM and the tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information and in case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the CVM. All these documents will be published or filed at the appropriate time in accordance with applicable Brazilian and U.S. regulations. TCO shareholders will have access to the U.S. documents, when they become available, free of charge at the SEC's web site, www.sec.gov. In addition, shareholders of TCO will have access to all these documents free of charge from TCP or in the locations indicated by applicable Brazilian and U.S. law.

Disclaimer This presentation may contain statements that may constitute forward-looking statements. These statements may appear in a number of places in this document and may include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements which speak only as of the date of this presentation.

The Announcement TCP intends to launch a voluntary tender offer in cash for up to approximately 84,253 million TCO PN shares at a price of R$10.70 per 1,000 shares Offer price represents a 20% premium over the volume weighted average price(1) of TCO PN shares in the last 30 trading days prior to announcement 18% premium over TCO PN's spot price as at August 24, 2004 Following the voluntary tender offer and taking into account, among other factors, the result of the tender offer, TCP will evaluate a potential capital increase should a reduction of its level of indebtedness be advisable (1) Volume weighted average price calculated by multiplying the average share price for each day by the volume traded that same day, and then dividing it by the total volume traded during the period

Transaction Rationale Increase TCP's ownership of TCO by up to 21.7% Reiterates TCP's commitment to TCO Further align the business objectives of TCP and TCO Provide opportunity for minority shareholders to receive cash payment for their shares at a premium over market price and realize gains

Key Terms and Conditions Up to approximately 84,253 million TCO PN shares Object R$10.70 per 1,000 shares Price 20% over the volume weighted average price in the last 30 trading days prior to announcement 18% over spot price as at August 24, 2004 Premium Cash Consideration The tender offer will be subject to a number of terms and conditions, including conditions relating to material adverse changes to the business, condition, income, operations or share ownership of TCO. Investors should read the Brazilian Edital and the tender offer statement to be filed with the SEC on Schedule TO. Other BES Securities do Brasil, S.A. C.C.V.M. Broker-Dealer Up to R$901 million Aggregate Amount

Impact on Ownership Current Ownership Structure TCP ON: 86.2%(2) PN: 0.0% Ownership: 28.9%(2) Pro-Forma Ownership Structure(1) (1) Assuming 100% acceptance of tender offer (2) TCO also has 6bn of ON share held in treasury, equal to 4.5% of ON shares outstanding or 1.5% of total shares outstanding Float TCO TCP Float TCO ON: 9.3%(2) PN: 100.0% Ownership: 69.6%(2) ON: 86.2%(2) PN: 32.8% Ownership: 50.6%(2) ON: 9.3%(2) PN: 67.2% Ownership: 47.9%(2)

Impact on TCP Proportionate Financials in TCO For illustrative purposes only (1) TCO ownership assuming Treasury Shares will not be cancelled

Estimated Timetable Announcement End of Offer Period Submission of Relevant Documentation (CVM and SEC) Anticipated Launch of Tender Offer - Edital Publishing August 24, 2004 October 1, 2004 September 1, 2004 September 1, 2004 Auction Date October 8, 2004 Settlement and Closing October 14, 2004

Appendix - EBITDA Reconciliation to Brazilian GAAP (1) CRT ownership assuming Treasury Shares will not be cancelled